April 23, 2010

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

Re:	Actuant Corporation (“the Company” or “we”)

Comment Letter dated April 14, 2010

Form 10-K for the Fiscal Year ended August 31, 2009

Form 10-Q for the Fiscal Quarter ended November 30, 2009

Definitive Proxy filed December 4, 2009

Form 8-K filed December 17, 2009

File No. 001-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Commission’s April 14, 2010 letter containing comments on its review of our Form 10-K for the fiscal year ended August 31, 2009, Form 10-Q for the fiscal quarter ended November 30, 2009, Definitive Proxy filed December 4, 2009 and Form 8-K filed December 17, 2009. For your convenience, each of the Staff’s comments has been reprinted below in bold and italics.

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

Condensed Consolidated Statements of Cash Flows, page 5

1.	We have read your response to prior comment 2 from our letter dated March 3, 2010. Please clarify for us how the $37,106 adjustment (207% of 2/28/10 operating cash flows) constitutes an actual cash expenditure. Explain also how this amount was measured and objectively distinguished from the receivables activity line item in your Statements of Cash Flows. It appears that the adjustment is essentially an estimate of cash receipts that possibly could have been obtained if management had elected to renew the securitization program. There does not appear to be a GAAP basis for your presentation of this adjustment as a separate line item in the Statements of Cash Flows since it reports a cash transaction that apparently did not actually occur. Similarly, the Statements of Cash Flows would not be expected to present activity for amounts not borrowed or securities not sold. Please revise the presentation in future filings or provide us with a clarified accounting analysis.

Historically, we maintained an accounts receivable securitization program whereby we sold certain of our trade accounts receivable to a wholly-owned, bankruptcy-remote special purpose subsidiary which, in turn, sold participating interests in its pool of receivables to a third party financial institution (Wachovia Bank N.A.). This securitization program was not renewed on its scheduled maturity date of September 9, 2009. As a result in accordance with the terms of the securitization program agreement, on September 9, 2009 we paid $37,106 of cash to Wachovia Bank, N.A to repurchase the outstanding balance of Wachovia’s interest in trade accounts receivable we previously sold under the securitization program. The $37,106 transaction was measured based on the actual cash disbursement to the third party financial institution and is reflected in the Condensed Consolidating Statement of Cash Flows as a use of cash within operating activities – representing the payment of cash to repurchase the outstanding participation interest in trade accounts receivable at the maturity date of securitization program.

Condensed Consolidating Cash Flows, page 18

2.	We have read your response to prior comment 5 from our letter dated March 3, 2010. Please revise your future fillings to classify intercompany loan activity as financing cash flows in the condensed consolidating Statements of Cash Flows. We note that the guidance in ASC 830-230-55-2 precludes investing classification for any component of this activity. Regarding any intercompany interest payments, it appears that the cash flow impact must be subject to reasonable estimation in order for you and your auditors to have concluded on whether the condensed consolidating Statements of Cash Flows complied with GAAP. For example, an accounting policy that prioritizes the application of intercompany cash payments may be useful in tracking this activity i.e. payments are first applied against outstanding interest obligations, then against purchase obligations, etc. The intercompany interest amounts appear material to both the Parent and to the Non-Guarantor Statements of Earnings and Cash Flows. It is assumed that the distinction between operating cash flow generated by the non-guarantors, and the operating cash flow generated (used by) the combined Parent/Guarantors, is material to an investors understanding of the intra-company liquidity issues relevant to the Senior Notes. Please revise for future filings.

There is concern regarding the disclosure in the fourth paragraph of Note 17 of your Form 10-Q for the quarter ended 2/28/10 financial statements. Specifically, it is unclear how the revisions can reasonably be characterized as “immaterial” given that the 2/28/09 combined parent/guarantor operating cash flow balance was restated by 154% from 33.8 million to 85.7 million. Further, the 2/28/09 non-guarantor operating cash flow balance was restated by 830% from $6.2 million to ($45.6 million). Please either delete the characterization in future filings or expand the disclosure so investors can understand the factors considered by management in assessing the materiality of this accounting change.

In future filings we will adjust the classification of intercompany loan activity (borrowing and lending transactions) to components of financing cash flows in accordance with ASC 830-230-55-2 and classify intercompany interest activities as a source/use of cash from operating activities. These revisions do not impact the consolidated cash flows of the Company, as the intercompany activity, reflected in the Guarantor Subsidiary financial statements, eliminates in consolidation.

In addition, in future filings, we will delete the characterization of revisions to the Guarantor Subsidiary financial statements as “immaterial.”

Managements’ Discussion and Analysis of Financial Condition of Results of Operations, page 20

3.	We have read your response to prior comment 7 from our letter dated March 3, 2010. Please confirm whether you will clarify the contributing factors for the increase in compensation costs. Given the decline in sales and profits in each segment this enhanced disclosure will give an investor insight into a component of management compensation.

In future filings, to the extent applicable, we will enhance our disclosures and clarify the contributing factors for increased compensation costs.

Item 2.02 Form 8-K filed December 17, 2009

4.	We have read your response to prior comment 8 from our letter dated March 3, 2010. We note that the 3/17/10 Form 8-K now contains a disclosure stating that “nearly half” of the $110 million annual free cash flow target has already been generated through 2/28/10. There is a concern that investors may be confused by this disclosure given that the 2/28/10 Statement of Cash Flows reports that operating cash flows for the period exceeded investing cash flows by only $17.3 million. Please explain to us the basis for your representation and please clarify your future disclosures. Note that the Commission’s guidance on non-GAAP measures is not obviated merely by expressing the measure as “nearly half” of $110 million. See guidance in Section 100(b) of Exchange Act Regulation G.

Historically, our disclosure of free cash flow excluded the impact of changes in working capital accounts related to the accounts receivable securitization program. Therefore, free cash flow for the six months ended February 28, 2010, excluding the $37.1 million impact of the maturity of the securitization program, was $50.1 million, which represents nearly half of the $110 million annual free cash flow target. In future filings, we will clarify our disclosure of this non-GAAP measure and ensure compliance with the Commission’s guidance on non-GAAP measures.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur
Andrew G. Lampereur
Executive Vice President and Chief Financial Officer